
July 24, 2023

Philip Kassin
President
RMG Acquisition Corp. III
57 Ocean, Suite 403
5775 Collins Ave.
Miami Beach, Florida 33140

> **Re: RMG Acquisition Corp. III**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed July 14, 2023**
> **File No. 001-40013**

Dear Philip Kassin:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Om Pandya